EXHIBIT 99(a)(1)
Offer to Purchase for Cash All Outstanding Options to Purchase Shares of Common Stock
Under the Atari, Inc. 2005 Stock Incentive Plan
THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 8, 2008 UNLESS THE TENDER OFFER IS EXTENDED BY ATARI, INC.
Atari, Inc., a Delaware corporation (referred to herein as “we,” “us,” the “Company” or “Atari”), upon the terms and subject to the conditions set forth in this offer to purchase and the accompanying election form, hereby offers to purchase for cancellation all outstanding options to purchase shares of our common stock, $0.10 par value per share, in exchange for the cash payment as described below. The offer is limited to outstanding vested and unvested options (which we refer to throughout this offer to purchase as “eligible options”) granted under the Atari, Inc. 2005 Stock Incentive Plan (the “2005 Plan”). Upon the completion of the offer, for each eligible option (whether vested or unvested) that has not expired, been exercised or withdrawn from the offer, we will pay to the tendering option holder $0.10, without interest and reduced by any applicable tax withholding, and we will then cancel the option. Unless the context otherwise requires, all references to shares mean our common stock.
This offer is being made in connection with the proposed merger of Irata Acquisition Corp. (“Merger Sub”), a Delaware corporation and a wholly owned indirect subsidiary of Infogrames Entertainment S.A., our majority shareholder (“Infogrames”), with and into Atari, with Atari continuing as the surviving corporation in the merger as a wholly owned indirect subsidiary of Infogrames, and pursuant to which each outstanding share of Atari common stock will be converted into the right to receive $1.68 in cash. In connection with the merger, we have agreed with Merger Sub and Infogrames to use our reasonable best efforts to commence and maintain in effect, at least until the effective time of the merger, this offer.
All outstanding eligible options, whether or not exercisable or vested, will be converted into the right to receive an amount equal to the excess, if any, of $1.68 over the per share exercise price of each such option. Throughout this offer to purchase, we refer to the excess of $1.68 over the exercise price of an eligible option as that option’s “spread” and to eligible options with an exercise price greater than $1.68 as “out-of-the-money options.” Thus, options with an exercise price below $1.68 will benefit by the amount of the spread. However, all of the eligible options (other than those options recently granted in connection with the hiring of two executives) have exercise prices greater than $1.68 per share. Holders of these out-of-the-money options will not be able to realize any benefit from the merger. Pursuant to the 2005 Plan, the eligible options cannot be cancelled by us without the consent of the option holders. Thus, we are making this offer to purchase the eligible options in order to eliminate these out-of-the-money options to reduce the expense and burden of administering the 2005 Plan.
The consummation of this offer is conditioned upon and is expected to occur simultaneously with the completion of the merger.

THIS TENDER OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF OPTION HOLDERS ELECTING TO PARTICIPATE IN THE OFFER OR ON ANY MINIMUM NUMBER OF ELIGIBLE OPTIONS BEING TENDERED; HOWEVER, PARTICIPATION IN THE OFFER WILL REQUIRE AN OPTION HOLDER TO TENDER ALL OF HIS OR HER ELIGIBLE OPTIONS IN THE OFFER. THE OFFER IS FURTHER SUBJECT TO THE CONDITIONS DESCRIBED IN THIS OFFER TO PURCHASE, INCLUDING THE COMPLETION OF THE MERGER. SEE “THE OFFER—CONDITIONS.”
Any holder desiring to participate in this offer and tender all of his or her eligible options should complete and sign the election form, or a copy of it, in accordance with the instructions in the form and hand deliver, mail or send by facsimile or email (PDF) transmission the manually signed election form or copy, to the address, facsimile number or email address listed below. See “The Offer—Procedures for Tendering Eligible Options.”
The board of directors of Atari recommends that you tender all of your eligible out-of-the-money options for cash in this offer. For a discussion of the significant consequences of your decision not to tender, see “Significant Consequences to Non-Tendering Option Holders.”
This Offer to Purchase is dated September 5, 2008 and was amended as of September 12, 2008. You should not assume that the information contained in this Offer to Purchase is accurate as of any date other than September 12, 2008, and the delivery of this Offer to Purchase shall not, under any circumstances, create an implication that there has been no change in the affairs of Atari since September 12, 2008 or that the information herein is correct as of any time subsequent to such date.

Completed election forms and questions and requests for assistance or for additional copies of this offer to purchase or the related election form may be directed to Atari, Inc., 417 Fifth Avenue, New York, New York 10016, Attention: Kristina Pappa, Secretary, Telephone: (212) 726-6500, Facsimile: (212) 726-4214; Kristina.Pappa@atari.com.

Offer to Purchase dated September 5, 2008, as amended September 12, 2008
IMPORTANT
If you elect to tender your eligible options, you must complete and sign the election form accompanying this offer to purchase in accordance with its instructions, and deliver it by hand, mail, facsimile or email (PDF), together with any other documents required by the election form to:
Atari, Inc.
417 Fifth Avenue
New York, NY 10016
Attention: Kristina Pappa, Secretary
Facsimile: (212) 726-4214
Kristina.Pappa@atari.com

We are not aware of any jurisdiction in which the making of the offer is not in compliance with the laws of such jurisdiction. If we become aware of any jurisdiction where the making of the offer would not be in compliance with such laws, we will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to the offer. If, after such good faith effort, we cannot comply with any such applicable laws, the offer will not be made to, nor will election forms be accepted from or on behalf of, the holders residing in such jurisdiction.
WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS IN THE OFFER OR AS TO THE PURCHASE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR OPTIONS. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE, THE ELECTION FORM OR DOCUMENTS TO WHICH WE HAVE REFERRED. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE AND THE RELATED ELECTION FORM. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION TO YOU, YOU MUST NOT RELY ON THAT RECOMMENDATION, INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY US.
The offer has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission determined whether the information in this document is accurate or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

SUMMARY TERM SHEET	2
QUESTIONS AND ANSWERS ABOUT THE OFFER	4
FORWARD-LOOKING STATEMENTS	9
SIGNIFICANT CONSEQUENCES TO NON-TENDERING OPTION HOLDERS	10
THE OFFER	11
THE MERGER	19
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	21
INFORMATION REGARDING MERGER PROXY STATEMENT	22
AVAILABLE INFORMATION	22
SCHEDULE A	24

SUMMARY TERM SHEET
We are providing this summary term sheet for your convenience. This summary does not describe all of the details of the tender offer to the same extent that they are described elsewhere in this offer to purchase. We encourage you to read this entire document and the related election form because they contain the full details of the tender offer. We have included references to the sections of this document where you will find a more complete discussion.
THE OFFER. You are being offered the opportunity to tender all of your options to purchase our common stock that were granted under the Atari, Inc. 2005 Stock Incentive Plan (the “2005 Plan”). We refer to these stock options in this offer to purchase as the “eligible options.” If you elect to participate in this offer, all of your eligible options will be cancelled in exchange for the payment described below. See “The Offer.”
PAYMENT FOR YOUR ELIGIBLE OPTIONS. Unless we terminate the offer prior to the expiration date or the conditions to the offer are not satisfied, upon completion of the offer, in exchange for each eligible option tendered that has not previously expired or been exercised or withdrawn from the offer, we will pay $0.10, without interest and reduced by any applicable tax withholding, and we will then cancel the option. See “The Offer.”
DURATION OF THE OFFER. The offer will expire at 5:00 p.m., New York City Time, on October 8, 2008, unless we choose to extend the offer or to terminate the offer before that time. Subject to applicable laws and the terms described in this offer to purchase, we are reserving the right to extend or terminate the offer in our sole discretion; provided, however, that the offer may only be terminated prior to the expiration date pursuant to the offer conditions described herein. See “The Offer.”
CONDITIONS OF THE OFFER. This offer is not subject to participation by any minimum number of option holders in this offer or to any minimum total number of eligible options being tendered. However, participation in the offer will require an option holder to tender all of his or her eligible options in the offer, and the offer is conditioned upon, among other conditions, the completion of the merger. We expect that the offer will be consummated simultaneously with the completion of the merger. See “The Offer—Conditions” and “The Merger—Conditions to Completion of the Merger.”
CONSEQUENCES OF FAILURE TO TENDER. If you choose not to participate in this offer and not to tender all of your eligible options, they will remain outstanding in accordance with their current terms and conditions, including those relating to expiration. If the merger is consummated, however, Atari will no longer be a public company and its common stock will no longer be listed on the “Pink Sheets” or traded on any stock market, and each option will entitle you to receive only an amount in cash equal to the excess, if any, of $1.68 over the per share exercise price of each such option and not actual shares of Atari common stock. See “Significant Consequences to Non-Tendering Option holders.”
PURPOSE OF THE OFFER. We have entered into a merger agreement with Infogrames Entertainment S.A., our majority shareholder (“Infogrames”), and Irata Acquisition Corp. (“Merger Sub”), a Delaware corporation and a wholly owned indirect subsidiary of Infogrames, pursuant to which Merger Sub will be merged with and into Atari, with Atari continuing as the surviving corporation in the merger as a wholly owned indirect subsidiary of Infogrames, and each outstanding share of Atari common stock will be converted into the right to receive $1.68 in cash. We are making this offer in order to encourage the tender of outstanding eligible options so that no Atari stock options will remain outstanding following the merger, because the 2005 Plan does not permit us to terminate options in the context of a transaction such as the merger without the consent of the option holders. See “The Offer—Purpose of the Tender Offer.”
TREATMENT OF ELIGIBLE OPTIONS OF EXECUTIVE OFFICERS AND DIRECTORS. Our directors and executive officers may participate in the offer with respect to their eligible options, in which event, we will purchase their tendered eligible options on the same terms as any other tendered eligible options. A list of our directors and executive officers is attached to this offer to purchase as Schedule A. As of September 5, 2008, such persons, as a group, beneficially owned a total of 729,396 eligible options under the 2005 Plan, which represented approximately 83.58% of all eligible options outstanding as of that date. We do not expect Jim Wilson and Timothy Flynn, who, in the aggregate, own 707,146 options, to participate in the offer. See “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options.”
HOW TO PARTICIPATE IN THE OFFER. If you would like to participate in the offer and tender all of your eligible options in the offer, you should complete the election form accompanying this offer to purchase, or a copy of that form, and return it to us, together with any other documents required by the election form, at the address or facsimile number or email address listed on the front page of this offer to purchase. In order to participate in the offer, you must properly complete the election form and return it to us before the expiration of the offer. See “The Offer—Procedures for Tendering Eligible Options.”
WITHDRAWAL FROM THE OFFER. If you deliver an election form to us and later you would like to withdraw your election form, you must notify us in writing before the expiration of the offer at the address or facsimile number listed on the front page of this offer to purchase. A notice of withdrawal must be signed by you and will result in all of your previously tendered eligible options being withdrawn from the offer. Even if you deliver a notice of withdrawal to us, you may still re-tender your eligible options by delivering to us another completed election form prior to the expiration of the offer. See “The Offer—Withdrawal Rights.”
TAX CONSEQUENCES OF THE OFFER. If you are subject to U.S. taxes and you elect to participate in this offer and tender your eligible options, upon completion of the offer you will have ordinary compensation income which, if you are an employee or former employee, will be subject to U.S. federal, and possibly state and local, withholding. If you do not elect to participate in this offer, you will not have any current tax consequences as a result of the offer. See “Material U.S. Federal Income Tax Consequences.” WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE OFFER.
CONTACT FOR QUESTIONS. If you have any questions about the offer or any of the matters described in this offer to purchase or the election form, you should contact the following person at the address or telephone number indicated: Atari, Inc., 417 Fifth Avenue, New York, New York 10016, Attention: Kristina Pappa, Secretary, Telephone: (212) 726-6500, Facsimile: (212) 726-4214; Kristina.Pappa@atari.com.

QUESTIONS AND ANSWERS ABOUT THE OFFER
The following questions and answers briefly address some commonly asked questions about the offer. They may not include all the information that is important to you. We urge you to read carefully the entire offer to purchase and election form.

Who is offering to purchase my options?	Atari, Inc., which we refer to as “our,” “we,” “us,” the “Company” or “Atari.”

Which options are eligible to be tendered for a cash payment?	We are offering to purchase for cash all outstanding vested and unvested options to purchase our common stock granted under the Atari, Inc. 2005 Stock Incentive Plan. We refer to these stock options in this offer to purchase as the “eligible options.”

What will the purchase price for the options be?	If you elect to participate in the offer then, unless we terminate the offer prior to the expiration date or the conditions to the offer are not satisfied, upon completion of the offer, in exchange for each eligible option (whether vested or unvested) that has not previously expired or been exercised or withdrawn from the offer, we will pay $0.10, without interest and reduced by any applicable tax withholding, and we will then cancel the option.

How long will the offer remain open and can the offer be extended or terminated prior to that time?	The offer will expire at 5:00 p.m., New York City Time, on October 8, 2008, unless we choose to extend the offer or to terminate the offer before that time or are otherwise required by law to extend the offer. Subject to applicable laws and the terms we describe in this offer to purchase, we are reserving the right to extend or terminate the offer in our sole discretion; provided, however, that the offer may only be terminated prior to the expiration date pursuant to the offer conditions described herein. If it appears that the merger will not be completed soon after the expiration date, we expect to extend the offer. We will not, however, extend the offer if the merger has been completed before the time of expiration of the offer.

How will I be notified if Atari extends the tender offer or amends the terms of the tender offer?	If we decide to extend the offer, we will issue a press release not later than 9:00 a.m., New York City time, on the business day after the then-scheduled expiration date. We will announce any amendment to the tender offer by making a public announcement of the amendment and/or filing amended tender offer documents with the Securities and Exchange Commission (the “SEC”). We post our press releases and filings with the SEC on our website at www.atari.com.

Are there any conditions to completion of this tender offer?	Yes. While the offer is not conditioned upon a minimum number of option holders electing to participate in this offer or on any minimum total number of eligible options being tendered, participation in the offer will require an option holder to tender all of his or her eligible options in the offer. The offer is further subject to the conditions described in this offer to purchase, including the completion of the merger. The merger is subject to numerous conditions, which are described in this offer to purchase.

Why is Atari making the offer?	We have entered into a merger agreement with Infogrames Entertainment S.A., our majority shareholder (“Infogrames”), and Irata Acquisition Corp. (“Merger Sub”), a Delaware corporation and a wholly owned indirect subsidiary of Infogrames, pursuant to which Merger Sub will be merged with and into Atari, with Atari continuing as the surviving corporation in the merger as a wholly owned indirect subsidiary of Infogrames, and each outstanding share of Atari common stock will be converted into the right to receive $1.68 in cash (the “merger agreement”). In connection with the merger, we have agreed with Merger Sub and Infogrames to use our reasonable best efforts to commence and maintain in effect, at least until the effective time of the merger, this offer. The 2005 Plan does not permit us to terminate outstanding options as a result of the merger without the consent of the option holders. This offer is being made solely for the purpose of eliminating these out-of-the-money options to reduce the expenses and burdens of administering the 2005 Plan.

What happens if the merger agreement is terminated?	If the merger agreement is terminated, we intend to terminate this offer and we will not pay any consideration in exchange for eligible options tendered to us. We do not intend to waive this condition, but if we do, we will extend the offer a minimum of five business days. Under those circumstances, you will continue to hold your eligible options to purchase our common stock under the same terms and conditions as applied before the offer.

Will our executive officers or directors participate in this offer?	The offer is open to all option holders who hold eligible options, including our board of directors and our executive officers. We do not expect Jim Wilson and Timothy Flynn to participate in the offer.

When will payment be made?	Subject to the terms and conditions of the offer, payment for eligible options purchased will be made promptly after the expiration date.

How do I participate in the offer and tender my eligible options?	If you decide to participate in the offer and tender all of your eligible options, you must return to us, before the expiration date, a properly signed and completed election form, or a copy of that form, and any other documents required by the election form at the address or facsimile number or email address listed on the front page of this offer to purchase. We may reject any election form delivered to us to the extent that we determine it is not properly completed or to the extent we believe it would be unlawful to accept the tendered eligible options. Although we may later extend, terminate or amend the offer, we currently expect to accept all properly tendered eligible options promptly after the offer expires. If you do not properly complete, sign and deliver to us the election form before the expiration date of the offer, it will have the same effect as if you rejected the offer.

Do I have to pay a commission if I tender my eligible options?	No. There is no commission if you tender your eligible options.

Once I have tendered options in the offer, can I withdraw my tendered options?	Yes. You may withdraw the tender of your eligible options at any time before the expiration date. To withdraw previously tendered eligible options, you must notify us in writing at the address, facsimile number or email address on the front page of this offer to purchase. A notice of withdrawal must be signed by you and will result in all of your previously tendered eligible options being withdrawn from the offer. However, you may tender your eligible options again by following the proper tendering procedures. We may reject any notice of withdrawal delivered to us to the extent that we determine it is not properly completed. If you previously have properly completed, signed and delivered an election form to us and you do not properly complete, sign and deliver to us a notice of withdrawal before the expiration of the offer, it will have the same effect as if you accepted the offer.

Have we or our board of directors adopted a position on the offer?	The board of directors of Atari has approved this offer and recommends that you tender all of your eligible out-of-the-money options in this offer.

What will happen to my eligible options if I do not tender my eligible options in the offer?	If you choose not to participate in this offer and not to tender all of your eligible options, they will remain outstanding in accordance with their current terms and conditions, including those relating to expiration. If the merger is consummated, however, Atari will no longer be a public company and its common stock will no longer be listed on the “Pink Sheets” or traded on any stock market, and each option will entitle you to receive only an amount in cash equal to the excess, if any, of $1.68 over the per share exercise price of each such option and not any shares of Atari common stock or any securities of any other person. See “Significant Consequences to Non-Tendering Option holders.”

What happens if my eligible options expire prior to the expiration date of the offer?	Atari will only accept for cancellation and purchase those eligible options that are properly tendered and not withdrawn on or prior to the expiration date of the offer and that have not expired in accordance with their terms. Any option that expires by its terms before the expiration date of this offer will not be considered outstanding, and no payment will be made for those options pursuant to this offer. Because of the possibility that Atari may choose to extend the expiration date of the offer, it is not possible to determine with any certainty when the offer will expire. Neither the making of this offer nor any extension of the expiration date of the offer will have the effect of extending the expiration date of any outstanding options, whether or not properly tendered.

Can I exercise my eligible options after I have tendered them?	Even if you tender your eligible options in this offer, you may still exercise any of your eligible options to purchase Atari common stock at any time up to the expiration date of this offer by following the procedures for exercise set forth in the terms and conditions of your eligible options.

What happens if I exercise my eligible options into Atari common stock prior to the expiration date of the offer?	If you exercise your eligible options prior to the expiration date of the offer according to the terms and conditions of your eligible options, even if you have already tendered the options in this offer, you will receive shares of our common stock and you will not receive any payments in this offer. If the merger is then completed and you have not yet sold the shares, each share of Atari common stock that you own will be cancelled in the merger and for each cancelled share you will be entitled to receive $1.68 in cash.

How will Atari pay for the tendered eligible options?	We expect to pay approximately $16,559.30 before fees and expenses if we purchase all of the eligible options that are currently outstanding pursuant to this offer other than those options held by Jim Wilson and Timothy Flynn, who we do not expect to participate in the offer. We expect to obtain these funds from our cash on hand immediately prior to the merger.

What are the U.S. federal income tax consequences if I tender my shares?	If you elect to participate in the offer and your eligible options are accepted for cancellation, and you receive a cash payment for your cancelled eligible options, you will have ordinary compensation income per share equal to $0.10. To the extent applicable, taxes will be withheld from any payment made to employees and former employees in this offer.

What is the recent market price of the eligible options and the common stock into which the eligible options are exercisable?	Because the options generally are not transferable, there is no market price for the eligible options. However, each vested eligible option may be exercised to purchase one share of our common stock at the designated exercise price for that eligible option. On September 4, 2008, the last reported sale price of our common stock was $1.64 per share.

Who can help answer my questions about the tender offer?	You may contact a representative of Atari at the address and the phone number listed on the front page of this offer to purchase if you have any questions or requests for assistance or for additional copies of this offer to purchase or the election form.

FORWARD-LOOKING STATEMENTS
This document and the documents to which we refer you or incorporate by reference contain forward-looking statements. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding our financial position, results of operations, market position, product development, growth opportunities, economic conditions and other similar forecasts and statements of expectation. In some cases, you also can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions.
Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on management’s beliefs and assumptions, which in turn are based on currently available information. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond Atari’s ability to control or predict. Such factors include, but are not limited to, delays in the receipt of necessary financing and third party and governmental consents to complete the merger. Except as otherwise required by applicable law, Atari is not under any obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to Atari or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.
In deciding whether to participate in the tender offer, each option holder should consider carefully, in addition to the other information contained or incorporated by reference herein, that our actual results may differ from the forward-looking statements.

SIGNIFICANT CONSEQUENCES TO NON-TENDERING OPTION HOLDERS
You should consider the following significant consequences to non-tendering option holders when making a decision about whether or not to tender your eligible options pursuant to the offer.
If you exercise your eligible options prior to the expiration date of the offer according to the current terms and conditions of your eligible options, you will receive shares of our common stock and you will not receive any payments in this offer. If the merger is then completed and you have not yet sold the shares, each share of Atari common stock that you own will be cancelled in the merger and for each cancelled share you will be entitled to receive $1.68 in cash.
If you choose not to participate in this offer and not to tender all of your eligible options, they will remain outstanding in accordance with their current terms and conditions, including those relating to expiration. If the merger is consummated, however, Atari will no longer be a public company and its common stock will no longer be listed on the “Pink Sheets” or traded on any stock market, and each option will entitle you to receive only an amount in cash equal to the excess, if any, of $1.68 over the per share exercise price of each such option and not actual shares of Atari common stock. Thus, if you were to exercise your eligible options after the merger and (i) your option exercise price(s) is greater than $1.68, you would receive nothing; or (ii) your option exercise price(s) is less than $1.68, you would be required to pay in cash: (x) your option exercise price(s), and (y) income and employment taxes applicable to your option spread.

THE OFFER
Upon the terms and subject to the conditions set forth in this offer to purchase and the accompanying election form, we hereby offer to purchase for cash any and all outstanding options, whether vested or unvested, to purchase our common stock granted under the Atari, Inc. 2005 Stock Incentive Plan. We refer to these stock options in this offer to purchase as the “eligible options.” In exchange for each eligible option (whether vested or unvested) that has not previously expired or been exercised or withdrawn from the offer, unless we terminate the offer prior to the expiration date or the conditions to the offer are not satisfied, we will pay $0.10, without interest and reduced by any applicable tax withholding, and we will then cancel the option.
The time by which option holders must tender their eligible options in order to be eligible to receive payment pursuant to the offer will be 5:00 p.m., New York City Time, on October 8, 2008, unless extended, which we call the “expiration date.” Any extension will be announced in a public announcement. We will not, however, extend the offer if the merger has been completed before the time of expiration of the offer. See “—Extension, Amendment and Termination of the Offer.” Payment for eligible options tendered in accordance with the offer will be made promptly after the expiration date of the offer. See “—Acceptance of and Payment for the Eligible Options.”
Purpose of the Tender Offer
This offer is being made in connection with the proposed merger of Merger Sub with and into Atari, with Atari continuing as the surviving corporation in the merger as a wholly owned indirect subsidiary of Infogrames, pursuant to the Agreement and Plan of Merger, dated April 30, 2008, by and between Atari, Infogrames and Merger Sub. See “The Merger—General.” In connection with the merger, we have agreed with Merger Sub and Infogrames to use our reasonable best efforts to commence and maintain in effect, at least until the effective time of the merger, this offer.
This offer is being made solely for the purpose of eliminating out-of-the-money options to reduce the expense and burden of administering the 2005 Plan.
Conditions
The offer is not conditioned on participation by any minimum number of option holders in this offer or on any minimum total number of eligible options being tendered. However, participation in the offer will require an option holder to tender all of his or her eligible options in the offer, and the offer is conditioned upon, among other things, the completion of the merger. The merger is subject to several conditions which are described under “The Merger—Conditions to Completion of the Merger.” These conditions to the merger are subject to waiver in accordance with the terms of the merger agreement.
In addition to the condition that the merger be completed as described above, and subject to the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we may extend, terminate or amend the offer if, on or before the expiration date, any action or proceeding is threatened or pending that directly or indirectly challenges the making of the offer or any other event has occurred that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the offer or accept and cancel the eligible options tendered to us. We will not, however, extend the offer if the merger has been completed before the time of expiration of the offer.
The conditions referred to above are for our benefit and may be asserted by us regardless of the circumstances, including any action or omission to act by us, giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion; provided that the conditions to this offer may not be asserted or waived after the expiration of this offer. Thus, if the conditions have not been met by the time of the expiration of the offer and we do not extend the offer, we will have been deemed to waive such conditions and will be obligated to pay for the tendered eligible options promptly after the expiration of the offer. In some circumstances, if we waive any of the conditions described above, we may be required to extend the expiration date. Notwithstanding the foregoing, we do not expect to waive the foregoing condition relating to the completion of the merger, provided that if we do so waive the condition, we will extend the expiration date of the offer a minimum of five business days.
Procedures for Tendering Eligible Options
For an option holder to participate in this offer and validly tender eligible options, a properly completed and duly executed election form, or facsimile of the form, with any other required documents, must be received by us at or prior to 5:00 p.m., New York City Time, on the expiration date at the address or the facsimile number set forth on the front page of this offer to purchase, unless we extend the offer beyond that time, in which case you may tender your eligible options at any time until the extended expiration of the offer. We will accept a paper copy of your election form sent by hand delivery, mail, facsimile or email (PDF). You do not need to return your stock option agreement for your eligible options to effectively tender your eligible options in this offer.
The tendering of eligible options pursuant to the offer by the procedure set forth above will constitute your acceptance of the terms and conditions of the offer. Our acceptance of the eligible options tendered by you pursuant to the offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.
The method of delivery of the election form and all other required documents is at the election and risk of the submitting holder. Delivery of these documents will be deemed made only when we actually receive them. If a holder chooses to deliver by mail, the recommended method is by registered mail with return receipt requested. If a holder chooses to deliver by facsimile or email, we recommend that the holder confirm our receipt of the facsimile transmission or email by calling us at the telephone number listed on the front page of this offer to purchase and on the election form itself. In all cases, sufficient time should be allowed to ensure timely delivery. No alternative, conditional or contingent tenders of eligible options will be accepted.
If you elect to participate in this offer, all of your eligible options must be tendered pursuant to the offer. You are not permitted to tender only some of your options and retain others.

All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for payment and withdrawal of tendered eligible options will be determined by us in our sole discretion. We reserve the right to reject any and all election forms that we determine are not in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the right in our discretion to waive any defect or irregularity in the election form of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders. However, if we waive a condition, it will be waived for all holders. We will not be under any duty to give notification of any defects or irregularities in election forms or any notices of withdrawal and will not be liable for failure to give any such notification.
Acceptance of and Payment for the Eligible Options
Upon the terms and subject to the conditions of the offer and promptly after the expiration date, we will accept for cancellation and payment all eligible options that, subject to our right to extend, terminate or amend the offer, have not:
•	expired before the expiration of this offer; or

•	been properly withdrawn from this offer by you at or prior to 5:00 p.m., New York City Time on the expiration date; or

•	been exercised by you before the expiration of this offer.
For purposes of this offer, we will be deemed to have accepted for cancellation and payment all eligible options validly tendered and not expired, exercised or properly withdrawn prior to the expiration date if, as and when we give oral or written notice of our acceptance of the eligible options.
Properly tendered eligible options accepted in accordance with the offer will be paid for promptly after the expiration date. The consummation of this offer is conditioned upon and is expected to occur simultaneously with the completion of the merger.
Withdrawal Rights
Validly tendered eligible options may be withdrawn at any time at or prior to 5:00 p.m., New York City Time on the expiration date. If the offer is terminated without any eligible options being purchased, then all election forms received pursuant to this offer will be promptly destroyed or returned to the submitting option holders.
For a withdrawal of validly tendered eligible options to be effective, a properly completed and duly executed notice of withdrawal must be received by us at or prior to 5:00 p.m., New York City Time, on the expiration date at the address or the facsimile number or email address listed on the front page of this offer to purchase or on the election form or form of notice of withdrawal. A notice of withdrawal must be signed by you and will result in all of your previously tendered eligible options being withdrawn from the offer. If we extend the offer beyond the expiration date, you may withdraw your validly tendered eligible options at any time until the extended expiration of the offer and, unless accepted by us, at any time after 40 business days after the date hereof. We will accept a paper copy of your notice of withdrawal only by hand delivery, mail, facsimile or email (PDF).
Neither we nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity (including time of receipt) of notices of withdrawal.
Withdrawals of previously tendered eligible options may not be rescinded and any eligible options properly withdrawn will thereafter be deemed not validly tendered for purposes of the offer. Properly withdrawn eligible options may, however, be re-tendered by again following the procedures described above in “—Procedures for Tendering Eligible Options” at any time at or prior to 5:00 p.m., New York City Time, on the expiration date.
Withdrawals of tendered eligible options can only be accomplished in accordance with the foregoing procedures.
Extension, Amendment and Termination of the Offer
We may at any time and from time to time extend the period of time during which the offer is open and delay accepting any eligible options tendered by publicly announcing the extension and giving oral or written notice of the extension to the option holders. We will not, however, extend the offer if the merger has been completed before the time of expiration of the offer. See “—Conditions.”
Prior to the expiration date to terminate or amend the offer, we may postpone accepting eligible options for cancellation and payment if any of the conditions specified above in “—Conditions” occurs. In order to postpone accepting or canceling, we must publicly announce the postponement and give oral or written notice of the postponement to the option holders. Our right to delay accepting eligible options for cancellation and payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the surrendered eligible options promptly after we terminate or withdraw the offer.
As long as we comply with all applicable laws, we may amend the offer in any way, including decreasing or increasing the consideration offered in the offer to option holders. If it appears that the merger will not be completed substantially concurrently with the expiration date, we expect to extend the offer. We may amend the offer at any time by publicly announcing the amendment. If we extend the length of time during which the offer is open, the extension must be issued no later than 9:00 a.m., New York City Time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement relating to the offer will be sent promptly to holders of eligible options in a manner reasonably designed to inform option holders of the change, which may include the issuance of a press release.
If we materially change the terms of the offer or the information about the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e—4(e)(3) under the Exchange Act. Under these rules, the minimum period an offer must remain open following material changes in the terms of the offer or information about the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we decide to increase or decrease what we will pay you for your eligible options, we will publish notice of the action. If the offer is scheduled to expire within ten business days from the date we notify you of such an increase or decrease, we will also extend the offer for a period of at least ten business days after the date the notice is published.
If the merger agreement is terminated, we intend to terminate this offer and we will not pay any consideration in exchange for eligible options tendered to us. We do not intend to waive this condition, but if we do, we will extend the offer a minimum of five business days. Under those circumstances, you will continue to hold your eligible options to purchase our common stock under the same terms and conditions as applied before the offer.
Atari will not terminate the offer prior to the expiration date for any reason other than (a) the termination of the merger agreement or (b) the occurrence of any of the events expressly set forth in the section of this offer to purchase entitled “—Conditions” above. If Atari terminates the offer prior to the expiration as set forth in the foregoing sentence, Atari will promptly notify each holder of eligible options who has elected to participate in the offer of such termination, and we will promptly return or destroy each election form.
Source and Amount of Funds
As of September 5, 2008, there were outstanding eligible options to acquire 872,739 shares of our common stock. Based upon this amount and assuming all of the holders of these eligible options other than Jim Wilson and Timothy Flynn, who we do not expect to participate in the offer, elect to participate in the offer and tender these options in the offer, the maximum aggregate amount of funds that will be required in order for us to pay the total aggregate consideration of the offer will be approximately $46,559.30, including estimated fees and expenses of approximately $30,000.00 relating to the offer. We expect to obtain these funds from our cash on hand immediately prior to the merger.
Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options
Our directors and executive officers may participate in the offer with respect to their eligible options, in which event we will purchase their tendered eligible options on the same terms as any other tendered eligible options. A list of our directors and executive officers is attached to this offer to purchase as Schedule A. As of September 5, 2008, such persons, as a group, beneficially owned a total of 729,396 eligible options, which represented approximately 83.58% of all eligible options outstanding as of that date.
The following table sets forth information as of September 5, 2008, regarding the number of eligible options held individually by our directors and executive officers.

	Eligible Options Held
		Percentage of
		Total Eligible	Total Cash
Name	Number	Options	Payment(l)
Eugene I. Davis	2,500	0.29%	$250
Wendell H. Adair, Jr.	2,500	0.29%	$250
Evence-Charles Coppee	1,000	0.11%	$100
Timothy Flynn	20,000	2.29%	$0	(2)
Bradley E. Scher	2,500	0.29%	$250
James B. Shein	2,500	0.29%	$250
Jim Wilson	687,146	78.73%	$0	(2)
Arturo Rodriguez	11,250	1.29%	$1,125
All executive officers and directors as a group (8 persons)	729,396	83.58%	$2,225

[1]	$0.10 per option, without interest and before applicable tax withholding.

[2]	We do not expect Messrs. Flynn and Wilson, whose options currently have an exercise price below $1.68 per share, to participate in the offer.
Neither Atari nor any of its directors or executive officers engaged in transactions involving the eligible options during the 60 days prior to the commencement of the offer.
For additional information regarding all agreements, arrangements and understandings with respect to any of our securities involving any of our executive officers and directors, see “Special Factors—Interests of Certain Persons in the Merger” and “The Merger—Certain Transactions with Directors, Executive Officers and Affiliates” in our definitive proxy statement regarding the merger agreement (the “Merger Proxy Statement”) and our other filings with the SEC that are referred to in this offer to purchase. See “Available Information.” In addition, except as otherwise described or referred to above, neither we nor, to our knowledge, any of our executive officers or directors is a party to any agreement, arrangement or understanding with respect to any of our securities, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.
Status of Eligible Options Acquired By Us in the Offer; Accounting Consequences of the Offer
All eligible options that we acquire in connection with the offer will be cancelled. Concurrently with the consummation of the merger, we will account for the payments made to option holders in connection with the offer as compensation expense in our income statement for the period ended immediately prior to the closing of the merger.
Legal Matters; Regulatory Approvals
We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition, ownership or cancellation of the eligible options as described in the offer or the payment for tendered eligible options. If any other approval or action should be required, we presently intend to seek the approval or take the action. This could require us to delay the acceptance of eligible options tendered to us. We may not be able to obtain any required approval or take any other required action. Our obligation under the offer to accept tendered eligible options for cancellation and payment is subject to the conditions described in “Conditions.”
Fees and Expenses
We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of eligible options pursuant to this offer. Our directors, officers and employees, who will not be specifically compensated for such services, may contact holders by mail, telephone, facsimile, email and in person regarding the offer.
Appraisal Rights
Holders of eligible options do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law in connection with the offer. Option holders who exercise their eligible options prior to the completion of the merger may be entitled to seek appraisal rights with respect to the shares acquired upon such option exercise under Section 262 of the Delaware General Corporation Law. You should refer to the Merger Proxy Statement and the section thereof entitled “Special Factors—Appraisal Rights.”
Market and Trading Information
There is no established trading market for the eligible options. However, our common stock is currently traded on the “Pink Sheets,” an electronic quotation service maintained by Pink Sheets, LLC under the symbol “ATAR.PK.” Prior to May 9, 2008, Atari’s common stock traded on the Nasdaq Global Market under the symbol “ATAR.”
The following table shows, for the periods indicated, the reported high and low sale prices per share of the common stock on the Nasdaq Global Market through May 8, 2008, and from May 9, 2008 through September 4, 2008 the high and low bid quotations through March for Atari’s common stock on the “Pink Sheets” based on information received from pinksheets.com for such period. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High		Low
Fiscal 2006
First Quarter	US$	31.80	US$	23.00
Second Quarter	US$	29.40	US$	11.50
Third Quarter	US$	14.60	US$	9.79
Fourth Quarter	US$	11.80	US$	5.61

Fiscal 2007
First Quarter	US$	9.70	US$	4.70
Second Quarter	US$	7.90	US$	4.75
Third Quarter	US$	6.00	US$	4.60

	High		Low
Fourth Quarter	US$	6.50	US$	2.94

Fiscal 2008
First Quarter	US$	4.00	US$	2.73
Second Quarter	US$	2.85	US$	2.00
Third Quarter	US$	3.04	US$	1.27
Fourth Quarter	US$	1.68	US$	0.98

Fiscal 2009
First Quarter (through May 8, 2008)	US$	1.65	US$	1.50
First Quarter (from May 9, 2008 through June 30, 2008)	US$	1.65	US$	1.61
Second Quarter (through September 4, 2008)	US$	1.67	US$	1.50
On September 4, 2008, the closing sale price for our common stock was $1.64 per share. You are urged to obtain current market quotations for our common stock before making any decision with respect to the offer.
Miscellaneous
We are not aware of any jurisdiction in which the making of the tender offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the tender offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, we will not make the tender offer to, nor will tenders be accepted from or on behalf of, the holders of shares in that jurisdiction.
Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the Commission an Issuer Tender Offer Statement on Schedule TO, as amended, which contains additional information with respect to the tender offer. The Schedule TO, as amended, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained at the same places and in the same manner as is set forth above with respect to information concerning us.
WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS IN THE OFFER OR AS TO THE PURCHASE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR OPTIONS. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE, THE ELECTION FORM OR DOCUMENTS TO WHICH WE HAVE REFERRED. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE AND THE RELATED ELECTION FORM. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION TO YOU, YOU MUST NOT RELY ON THAT RECOMMENDATION, INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY US.

THE MERGER
General
We are making this offer in connection with the proposed merger of Merger Sub with and into Atari, with Atari continuing as the surviving corporation in the merger as a wholly owned indirect subsidiary of Infogrames, pursuant to the Agreement and Plan of Merger, dated April 30, 2008, by and between Atari, Infogrames and Merger Sub. Pursuant to the merger agreement, our stockholders at the time of the merger, other than those stockholders who have perfected appraisal rights, will receive $1.68 in cash for each share of our common stock that they own. As a result of this merger, all of our outstanding common stock will be beneficially owned by Infogrames.
Conditions to Completion of the Merger
The obligations of Atari, Infogrames and Merger Sub to complete the merger depend on the satisfaction or waiver of a number of conditions, including:
•	The respective obligation of Atari, Infogrames and Merger Sub to complete the merger is subject to the merger agreement being adopted by the requisite Atari stockholder vote.

•	The obligation of Infogrames to complete the merger is subject to the satisfaction or waiver of various conditions specified in the merger agreement, including conditions relating to, among other things:
•	the absence of any event or circumstance that has or is reasonably likely to have a material adverse effect (as defined in the merger agreement) on Atari;

•	performance by Atari of its obligations under the merger agreement;

•	the accuracy of the Atari’s representations and warranties under the merger agreement;

•	the absence of any court or governmental entity enacting, issuing, promulgating, enforcing or entering any order or law that is in effect which restrains, enjoins or otherwise prohibits consummation of the merger;

•	obtaining necessary governmental and certain other consents and approvals for the transactions contemplated under the merger agreement;

•	the absence of any breach of certain company material contracts;

•	less than 15% of the outstanding Atari common stock validly exercising appraisal rights prior to the effective time; and

•	No default has been declared by the lender under the credit facility provided by BlueBay High Yield.
•	The obligation of Atari to complete the merger is subject to the satisfaction or waiver of conditions relating to, among other things:

•	the absence of any event or circumstance that has or is reasonably likely to have a material adverse effect (as defined in the merger agreement) on Infogrames;

•	performance by Infogrames of its obligations under the merger agreement; and

•	the accuracy of Infogrames’ representations and warranties under the merger agreement.
This description of the merger does not purport to be complete. For a fuller description of the conditions to complete the merger, as well as other material terms of and relating to the merger, we urge you to carefully read the Merger Proxy Statement as well as the Agreement and Plan of Merger attached thereto as Annex A.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following describes the material U.S. federal income tax consequences of the eligible option tender offer to individuals who were granted their eligible options in connection with the performance of services. Unless otherwise indicated, this discussion addresses tax consequences to citizens or residents of the United States. This discussion does not address all aspects of U.S. federal income taxes and does not deal with foreign, state and local tax consequences that may be relevant to you in light of your personal circumstances. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, and the regulations, rulings and judicial decisions promulgated thereunder as of the date hereof, and these authorities may be repealed, revoked or modified, possibly retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. If you are considering tendering your eligible options, you should consult your own tax advisor concerning the U.S. federal income tax consequences in light of your particular situation as well as any tax consequences arising under the laws of any other taxing jurisdiction.
Consequences to option holders who tender their eligible options in the offer: If you tender your eligible options in the offer and your eligible options are accepted for cancellation, you will have ordinary compensation income per eligible option equal to $0.10. If you received your options in connection with your employment by Atari or any affiliate, the amount payable to you in the offer will be subject to U.S. federal, and possibly also state and local, income and employment tax withholding.
Consequences to option holders who do not tender their eligible options in the offer: If you do not tender your eligible options in the offer, you will not have any current tax consequences as a result of the offer.

INFORMATION REGARDING MERGER PROXY STATEMENT
In connection with Atari’s solicitation of proxies with respect to its special meeting of stockholders concerning the proposed merger, Atari has filed a definitive proxy statement with the SEC. We are enclosing a copy of the Merger Proxy Statement with this offer to purchase. You may also obtain a free copy of the definitive proxy statement and other relevant documents filed with the SEC from our website at www.atari.com or the SEC’s website at www.sec.gov. You may also obtain a free copy of the definitive proxy statement and other documents by directing a request by mail, telephone or email to Atari, Inc., 417 Fifth Avenue, New York, New York 10016, Attention: Kristina Pappa, Secretary, Telephone: (212) 726-6500, Facsimile: (212) 726-4214; Kristina.Pappa@atari.com.
AS IN ALL PROXY MATTERS, THE MERGER PROXY STATEMENT SHOULD BE READ CAREFULLY BEFORE MAKING ANY DECISION CONCERNING THE MERGER. YOU ARE URGED TO READ THE MERGER PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Atari and its directors, executive officers, and members of management may be deemed to be “participants” in the solicitation of proxies from Atari stockholders in favor of the merger agreement. Information regarding the persons who may be considered “participants” in the solicitation of proxies and their direct and indirect interests in the merger is set forth in the Merger Proxy Statement referenced above.
AVAILABLE INFORMATION
This offer to purchase is a part of a Tender Offer Statement on Schedule TO, as amended, that we have filed with the SEC. This offer to purchase does not contain all of the information contained in such Schedule TO and the exhibits to such Schedule TO. We recommend that you review the Schedule TO, as amended, including its exhibits, and the materials described in the following paragraph that we have filed with the SEC before making a decision on whether to tender your eligible options.
We also file annual, quarterly and special reports, proxy statements, including the proxy statement that will be mailed to our stockholders in connection with the special meeting to be held to vote upon adoption of the merger agreement, and other information with the SEC. Such reports, proxy statements and other information contain additional information about us. You may read and copy any reports, statements or other information filed by us at the SEC’s Public Reference Room at Station Plaza, 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials may also be obtained, upon payment of the SEC’s customary charges, from the SEC’s Public Reference Room at Station Plaza, 100 F Street, N.E., Washington D.C. 20549. Information about the operation of this public reference room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding registrants, including Atari, that file electronically with the SEC.
Additional information concerning Atari may be found in the following documents filed by us with the SEC under the Exchange Act:

•	Annual Report on Form 10-K for the year ended March 31, 2008, filed July 1, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed August 8, 2008;

•	Definitive Merger Proxy Statement on Schedule 14A filed September 5, 2008; and

•	Tender Offer Statement on Schedule TO filed September 5, 2008, as amended September 12, 2008.

SCHEDULE A
ATARI, INC.
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

Name	Position

Eugene I. Davis	Director

Wendell H. Adair, Jr.	Director

Evence-Charles Coppee	Director

Bradley E. Scher	Director

James B. Schein	Director

Jim Wilson	Chief Executive Officer and President

Arturo Rodriguez	Vice President, Controller and Acting Chief Financial Officer

Timothy Flynn	Senior Vice President of Sales
The business address and telephone number of each of the above executive officers and directors is c/o Atari, Inc, 417 Fifth Avenue, New York, New York 10016, and (212) 726-6500.